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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 610
(No. and Street)

Boston	Massachusetts	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street	Boston	Massachusetts	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathaniel B. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JELISA SANTOS
Notary Public, Commonwealth of Massachusetts
My Commission Expires September 23, 2022

Signature

Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEVIEW | TRUSTED ADVISORS. EXPERIENCED INVESTORS.

ROSEVIEW SECURITIES, LLC

Financial Statements

December 31, 2015

(With Independent Auditor's Report Thereon)

ROSEVIEW SECURITIES, LLC

December 31, 2015

Table of Contents



Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Member of
Roseview Securities, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Roseview Securities LLC (a Massachusetts corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Roseview Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roseview Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information presented as Schedule I has been subjected to audit procedures performed in conjunction with the audit of Roseview Securities LLC's financial statements. The supplemental information is the responsibility of Roseview Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,



Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

ROSEVIEW SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	830,705
Due from related parties		2,181,837
Accounts receivable, net		614,383
Other assets		1,000
Total assets	$	3,627,925
Liabilities and members' equity		
Liabilities:		
Due to related party		145,026
Accounts payable and other liabilities		22,919
Total liabilities		167,945
Members' equity:		3,459,980
Total liabilities and members' equity	$	3,627,925

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Income

Year ended December 31, 2015

Revenue:		
Commissions	$	843,059
Consulting fees		441,488
Total revenue		1,284,547
Operating expenses:		
Employee compensation and benefits		797,593
Professional and regulatory		83,500
Occupancy and equipment		73,331
Technology and communication		35,794
Other operating expenses		165,168
Total operating expenses		1,155,386
Net income	$	129,161

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2015

Balance at December 31, 2014	$	3,330,819
Net income		129,161
Balance at December 31, 2015	$	3,459,980

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	129,161
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
Due from related parties		(240,000)
Accounts receivable, net		458,158
Due to related party		(124,784)
Accounts payable and other liabilities		9,355
Net cash provided by operating activities		231,890
Increase in cash and cash equivalents		231,890
Cash and cash equivalents, beginning of year		598,815
Cash and cash equivalents, end of year	$	830,705

The accompanying notes are an integral part of these financial statements

(1) Organization

Roseview Securities, LLC (the Company), a Massachusetts Limited Liability Company, was formed on February 18, 2005 as a wholly owned subsidiary of Roseview Capital Partners, LLC (RCP).

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

The primary activity of the Company is to facilitate capital raising activities for private investment and other institutional investors throughout the United States of America. The Company does not hold client funds or securities.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(d) Accounts Receivable

Accounts receivable are recorded at the amount management expects to ultimately collect from customers. Accounts receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of income. As of December 31, 2015, accounts receivable is net of an allowance for doubtful accounts of $21,000.

(e) Revenue Recognition

The principal sources of operating revenue are placement fees for obtaining suitable investors for certain clients' real estate investments and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements when prospective investors have given formal indication of their intent to commit investment funds, substantially all contingencies relating thereto have been satisfied and all significant services have been delivered (typically the closing event). Consulting fees are recognized at such time as the fees are payable under the consulting agreement.

(Continued)

(f) Expense Recognition

Operating expenses are recognized as incurred.

(g) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. Under the tax regulations in the United States of America, generally disregarded entities are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. RCP is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Certain states and local jurisdictions do subject the Company to entity-level taxation as a single member limited liability company.

The Company uses a more-likely-than-not threshold for recognition and derecognition of tax positions taken or to be taken in a tax return. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. To the extent there are any interest and penalties related to tax positions, the Company's policy is to classify these as other operating expenses.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2015, the Company had net capital of $662,760 which was $651,564 in excess of its required net capital of $11,196. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

(4) Related-Party Transactions

The Company has an agreement in place wherein RCP provides the Company with employees, office facilities and furniture and equipment owned by RCP. RCP also pays operating expenses on behalf of the Company in exchange for an allocation of the related expenses from RCP to the Company and reimbursement of the allocated expenses from the Company to RCP. During 2015, the Company reimbursed RCP $1,027,989 for employee and other operating expenses.

As of December 31, 2014, the Company owed the related party $145,026 related to these expenses.

The Company also transfers excess cash to a related party to generate investment income. The related party is currently holding $2,181,837 of the Company's excess cash.

(5) Employee Benefits and Compensated Absences

The employees provided by the related party are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the allocated costs of compensated absences when paid to employees.

The Company has not established nor sponsors any other retirement or benefit plans as of December 31, 2015.

(6) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2015, the Company had two customers that each individually represented over 10% of the Company's total revenue and collectively accounted for approximately 72% of total revenue and 77% of outstanding accounts receivable.

The Company invests its cash in deposits with commercial banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America.

(7) Subsequent Events

Subsequent to December 31, 2015 and through February 23, 2016, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any other significant subsequent events requiring recognition or disclosure.

Schedule I

ROSEVIEW SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Net capital:		
Total members' equity qualified for net capital	$	3,459,980
Deductions and/or charges:		
Non-allowable assets:		
Due from related parties		2,181,837
Accounts receivable, net		614,383
Other assets		1,000
Total non-allowable assets		2,797,220
Net capital	$	662,760
Aggregated indebtedness:		
Due to related party	$	145,026
Accounts payable and other liabilities		22,919
Total aggregated indebtedness	$	167,945
Computation of basic net capital requirement:		
Minimum net capital required	$	11,196
Minimum dollar net capital requirement		5,000
Net capital requirement:		11,196
Excess net capital	$	651,564
Excess net capital greater than 10% of liabilites or 120% of net capital requirement	$	645,966
Percentage of aggregate indebtedness to net capital		25.34%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-f Part II filed as of December 31, 2015.

See accompanying independent auditor's report.

Schedule II

ROSEVIEW SECURITIES, LLC

Management Statement for Exemption under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

See accompanying independent auditor's report.



Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Roseview Securities LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Roseview Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Roseview Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Roseview Securities LLC stated that Roseview Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Roseview Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roseview Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

ROSEVIEW SECURITIES, LLC

Exemption Report

Year Ended December 31, 2015

Roseview Securities, LLC (the Company), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Roseview Securities, LLC

I, Vincent J. Costantini, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:______________________________

Title: Chief Executive Officer

February 23, 2016

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Roseview Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Roseview Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Roseview Securities LLC's compliance with the applicable instructions of Form SIPC-7. Roseview Securities LLC's management is responsible for Roseview Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66775 FINRA DEC
Roseview Securities, LLC
75 Federal Street, Suite 610
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nate White; 617-909-9525

2. A. General Assessment (item 2e from page 2) $ 3,211

B. Less payment made with SIPC-6 filed (exclude interest) (604)

8/7/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,607

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,607

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,607

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROSEVIEW SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 24 day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,284,547
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,284,547
2e. General Assessment @ .0025	$ 3,211 (to page 1, line 2.A.)